United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)

Prime Retail Inc.
(Name of Issuer)

Prime Retail 8.5% Series B Cumulative Participating Convertible
Preferred $.01 Par Value
(Title of Class of Securities)

741570-30-3
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd., suite 200
Beachwood Ohio 44122-5525 (216)595-1047
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

12/11/01
(Date of Event Which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes)













	 1	Name of Reporting Person	HOWARD AMSTER

       2	If a member group			a)	 / /
							b)	/X/

       3    SEC Use only

       4	Source of Funds						PF


       5	Check if Disclosure of Legal Proceedings is Required


       6          Citizenship						USA


       Number of Shares		7	Sole Voting			928,025
       Beneficially
	 Owned By Each		8	Shared Voting	   	 64,920
       Reporting Person
	 With				9	Sole Dispositive		928,025

					10 	Shared Dispositive    	 64,920

      11	   Aggregate Amount Beneficially owned	    1,115,945

	12       Check if Aggregate Amount (11) Excludes Certain Shares	X

	13       Percent of Class Represented by amount in row (11) 14.26 %

	14       Type of Reporting Person					IN


























1	Name of Reporting Person	HOWARD M. AMSTER CHARITABLE
						REMAINDER UNITRUST

2	If a member group			a)	/ /
						b)	/X/

3	SEC Use only

4	Source of Funds			AF

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship				USA

Number of Shares		7	Sole Voting
Beneficially
Owned By Each		8	Shared Voting		58,000
Reporting Person
With				9	Sole Dispositive

				10	Shared Dispositive	58,000

11	Aggregate Amount Beneficially owned			58,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) 0.741%

14	Type of Reporting Person		OO






























1	Name of Reporting Person	AMSTER LTD PARTNERSHIP

2	If a member group		a)	 / /
					b)	/X/

3	SEC use only

4	Source of Funds						OO

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization		USA

Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting		8	Shared Voting		2,750
Person With
				9	Sole Dispositive

				10	Shared Dispositive	2,750

11	Aggregate Amount Beneficially owned			2,750

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)  .035 %

14	Type of Reporting Person				PN






























1	Name of Reporting Person		TAMRA F. GOULD

2	If a member group			a)	 / /
						b)	/X/

3	SEC use only

4	Source of Funds						PF

5	Check if Disclosure of Legal Proceedings

6	Citizenship							USA

Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting		8	Shared Voting 		19,760
Person With
				9	Sole Dispositive

				10	Shared Dispositive	19,760

11	Aggregate Amount Beneficially owned			19,760

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)  .252%

14	Type of Reporting Person					IN





























1	Name of Reporting Person		GOULD TRADING COMPANY

2	If a member group			a)	 / /
						b)	/X/

3	SEC use only

4	Source of Funds						WC

5	Check if Disclosure of Legal Proceedings

6	Citizenship or Place of Organization		USA

Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting		8	Shared Voting		19,760
Person With
				9	Sole Dispositive

				10	Shared Dispositive	19,760

11	Aggregate Amount Beneficially owned			19,760

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	.252%

14	Type of Reporting Person					CO





























1	Name of Reporting Person	Pleasant Lake Apts Corp

2	If a member group			a)     / /
						b)	/X/

3	SEC use only

4	Source of Funds			WO

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization		USA

Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting		8	Shared Voting		170
Person With
				9	Sole Dispositive

				10	Shared Dispositive	170

11	Aggregate Amount Beneficially owned			170

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	.002 %

14	Type of Reporting Person					CO



























1	Name of Reporting Person	Pleasant Lake Apts
						Limited Partnership

2	If a member group			a)     / /
						b)	/X/

3	SEC use only

4	Source of Funds			OO

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization		USA

Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting		8	Shared Voting		4,000
Person With
				9	Sole Dispositive

				10	Shared Dispositive	4,000

11	Aggregate Amount Beneficially owned			4,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) .05 %

14	Type of Reporting Person					PN




























1	Name of Reporting Person		Ramat Securities Ltd

2	If a member group				a)       / /
							b)	  /X/

3     SEC Use only

4	Source of Funds							WC

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization			USA

Number of Shares		7	Sole Voting
Beneficially Owned
By Each Reporting		8	Shared Voting		181,000
Person With
				9	Sole Dispositive

				10	Shared Dispositive	181,000

11	Aggregate Amount Beneficially owned			181,000

12    Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) 2.31 %

14	Type of Reporting Person					BD




























There are no changes to the Schedule 13D, Amendments No. 1,2,3,4,5,6 except as set forth in this seventh amendment.

Item 4	Purpose of Transaction

	Howard Amster, Howard M Amster Charitable Remainder Unitrust, Amster Limited Partnership, Gould Trading Company, Pleasant Lake Apts. Corp, Pleasant Lake Apts. Limited Partnership and Ramat Securities Ltd.
acquired shares for purposes of investment. They may be deemed to be a group and might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances.

	This seventh amendment is being filed to reflect that on December 11, 2001, Howard Amster became a director of the Issuer.

Item 5.  	Interest in Securities of the Issuer

(a(b) The aggregate amount owned by the Reporting Persons is 1,193,705 shares or 15.25% of the outstanding shares.

Howard Amster in his personal and individual retirement accounts owns 928,025 shares or 11.86 % of the outstanding shares.

Howard M Amster Charitable Remainder Unitrust owns
58,000 shares or .741% of the outstanding shares.

Amster Limited Partnership owns 2,750 shares or .035% of the outstanding shares.

Gould Trading Company owns 19,760 shares or .252 % of the outstanding shares.

Pleasant Lake Apts. Corp owns 170 shares or .002 % of the outstanding shares.

Pleasant Lake Apts. Limited Partnership owns 4,000 or .05% of the outstanding shares.

Ramat Securities Ltd owns 181,000 shares or 2.31 % of the outstanding shares.














In addition, the aggregate amount owned by the Reporting
Persons on other Securities of the Issuer are:

Shares		Common Shares
335,726		owned by Mr. Amster's retirement accounts

 66,948		owned by Amster Trading Company Charitable Remainder
			Unitrust (100% owned corp., funded trust of Amster
			Trading Company)

Shares		Preferred Series A
27,700		owned by Mr. Amster's retirement account

10,000		owned by Pleasant Lake Apts. Limited Partnership
			(Mr. Amster's 100% corporation is general partner)

104,100		owned by Ramat Securities Ltd., (Mr. Amster is 83% owner)

17,100		owned by Tamra F. Gould's retirement accounts
			(Mr. Amster's spouse)

10,000		owned by Gould Trading Company (100% owned by
			Tamra F. Gould)

Signature.	After reasonable inquiry and to the best of our knowledge
and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: 12/20/01


Howard Amster				Pleasant Lake Apts. Corp
						By:	 Howard Amster
						Title: President
Howard M Amster Charitable
Remainder Unitrust
By:	 Howard Amster
Title: Trustee				Pleasant Lake Apts. Limited Partnership
						By:	 Howard Amster
						Title: Pleasant Lake Apts. Corp
Amster Limited Partnership			 (Its General Partner)
By:	 Howard Amster
Title: General Partner

						Ramat Securities Ltd.
Tamra F. Gould				By:	 David Zlatin
						Title: Securities Principal

Gould Trading Company
By:	 Tamra F. Gould
Title: President